Exhibit 1

CEMEX, S.A.B. DE C.V.
GENERAL ORDINARY SHAREHOLDERS MEETING

APRIL 23, 2009

Summary of resolutions of the shareholders meeting held in accordance with article 181 of the General Law of Commercial Corporations.

FIRST:
The following reports and statements are approved: The Chief Executive Officer’s report on the company’s operations during fiscal year 2008; the stand-alone and consolidated statements of financial position, financial results, changes in financial condition and changes to the capital stock, and all accompanying notes, for fiscal year 2008; the report of the board of directors on operations and activities in which it intervened during fiscal year 2008; the annual report on activities of the audit and corporate practices committee; the report containing the main accounting and information policies and criteria used in preparing financial information; and the report on the review of the company’s tax situation. All acts and actions of the Chief Executive Officer, the board of directors and the audit and corporate practices committee are ratified.

SECOND:	The proposal for application of profits is approved in accordance with the following:

(amounts in millions of constant pesos as of December 31, 2008)

Net profit for the fiscal year from January 1 to December 31, 2008	$ 2,278
Participation in subsidiaries and affiliates	(4,091)
Net	(1,813)
Retained earnings	15,960
Profits pending application	14,147
Retained earnings outstanding:	$ 14,147

THIRD:	The following resolutions proposed by the board of directors to increase the capital stock of the company are approved in accordance with their terms:

i.
An increase of $2’786,571.22 M.N. in the capital stock of the company in its variable part, through the issuance of up to 1,003’587,546 non-par value, nominative shares of common stock, of which up to 669’058,364 shall be series A, sub-series A3, and up to 334’529,182 shall be Series B, sub-series B3.

ii.
The subscription of the increase in the capital stock at a theoretical value of $0.00277661 M.N. per share, plus a premium to be determined by the board of directors resulting in a price per Cemex.CPO equal to the weighted average price per Cemex.CPO at the close of the Mexican Stock Exchange on May 28, 2009.

iii.
The 1,003’587,546 non-par value, nominative shares of common stock of the variable part of the capital stock of CEMEX, S.A.B. de C.V., shall confer the same rights and obligations as the currently outstanding shares and shall be fully paid through capitalization of the retained earnings account.

iv.
The shares representing the increase in the capital stock shall be represented by Ordinary Participation Certificates (“Cemex.CPO”) to be issued by Banco Nacional de México, S.A. as trustee in Trust number 111033-9, in an amount up to 334’529,182 Cemex.CPOs, each representing two (2) common series “A” shares and one (1) common series “B” share.  The shares representing the increase in the capital stock shall be issued in the name of the trustee.

v.
Since all 1,003’587,546 are fully paid, existing shareholders of the company shall receive one new Cemex.CPO per 25 currently held, or (if applicable) three new shares per each 75 currently held, out of the 25,089’688,629 shares representing the current outstanding capital stock of CEMEX, S.A.B. de C.V., in each case in proportion to the series of shares corresponding to each shareholder.

vi.
Shareholders that do not hold Cemex.CPOs and do not have a brokerage account with a financial or stock intermediary shall receive physical shares. Cash will not be disbursed in any case. Fractional entitlements shall not confer rights to new shares.

vii.
The right of shareholders shall be exercised through coupon number 140 of currently outstanding shares. The percentage participation of shareholders in the capital stock shall remain the same after delivery of the new shares.

viii.
New stock certificates, whether definitive or provisional, representing the series “A” and “B” shares issued pursuant to the proposed increase in the variable part of the capital stock, may be signed by any two directors, in accordance with the company’s by-laws, with coupons 141 to 149.

ix.
The board of directors is authorized to determine the amount of the increase of the capital stock, as well as the characteristics of the stock certificates, and all other terms and conditions for delivery thereof.

x.	Cancellation of 648’054,657 treasury shares, of which 432’036,438 shall be series “A” and 216’018,219 series “B”, affecting the variable capital account by $1’799,395.04 M.N..

xi.
Authorization of the president and the secretary of the board of directors, indistinctly, to make all required publications, notifications and communications. The board of directors shall formalize the increase of the capital stock upon determination of the subscription price.

With respect to the resolution to increase the capital stock in its variable part, the meeting was advised that the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A. de C.V.) shall determine the adjustment to the price of the Cemex.CPO on May 29, 2009.  Delivery of the new shares and/or Cemex.CPOs to be issued is programmed for June 3, 2009.

FOURTH:
The board of directors of CEMEX, S.A.B. de C.V. is authorized to negotiate and agree to all applicable terms and conditions in connection with refinancing its debt with financial institutions, and if applicable to grant such guaranties as may be required.

FIFTH:	The following persons are designated members of the board of directors of CEMEX, S.A.B. DE C.V.:

LORENZO H. ZAMBRANO TREVIÑO	Non-Independent Director (Reason: Member of Senior Management)
LORENZO ROBERTO MILMO ZAMBRANO	Non-Independent Director (Reason: First Cousin of the Chief Executive Officer)
ARMANDO J. GARCIA SEGOVIA	Non-Independent Director (Reason: Member of Senior Management)
RODOLFO GARCIA MURIEL	Non-Independent Director (Reason: First Cousin of the Executive Vice-President of Development)
ROGELIO ZAMBRANO LOZANO	Non-Independent Director (Reason: First Cousin of the Chief Executive Officer)
TOMAS MILMO SANTOS	Non-Independent Director (Reason: Nephew of the Chief Executive Officer)
ROBERTO LUIS ZAMBRANO VILLARREAL	Independent Director
BERNARDO QUINTANA ISAAC	Independent Director
DIONISIO GARZA MEDINA	Independent Director
ALFONSO CARLOS ROMO GARZA	Independent Director
MAURICIO JESUS ZAMBRANO VILLARREAL	Independent Director
JOSE MANUEL RINCON GALLARDO PURON	Independent Director
LUIS SANTOS DE LA GARZA	Independent Director
JOSE ANTONIO FERNANDEZ CARBAJAL	Independent Director
RAFAEL RANGEL SOSTMANN	Independent Director

In accordance with noted criteria and information provided by each nominee, none of the directors identified as independent falls within the scope of article 26 of the Mexican Securities Market Law.

SIXTH:	Messrs. LORENZO H. ZAMBRANO TREVIÑO and RAMIRO GERARDO VILLARREAL MORALES are appointed, respectively, president and secretary (non-director) of the board of directors of CEMEX, S.A.B. DE C.V.

SEVENTH:	Directors will not be required to guarantee their performance.

EIGHTH:
Messrs. ROBERTO LUIS ZAMBRANO VILLARREAL and DIONISIO GARZA MEDINA are appointed, respectively, president of the audit committee and president of the corporate practices committee of CEMEX, S.A.B. DE C.V. The secretary of the board of directors shall act as the secretary of each of the audit committee and the corporate practices committee, but shall not be a member thereof.

The compensation and risk functions previously performed by subcommittees appointed by the old audit and corporate practices committee, shall forthwith be performed by the corresponding committee in accordance with the Mexican Securities Market Law.

NINTH:
The proposal for compensation of the members of the board of directors and of the members of the audit and the corporate practices committees, is approved as follows: “During the next twelve months each director shall receive, as compensation, the equivalent of a $50.00 pesos gold coin for each meeting he attends. The board of directors shall determine the compensation to be received by each member of the audit committee and of the corporate practices committee.”

TENTH:
Messrs. LORENZO H. ZAMBRANO TREVIÑO and RAMIRO GERARDO VILLARREAL MORALES, jointly or separately, are appointed to formalize the minutes of this meeting before the public notary of their choice, and to formalize and execute, when applicable, all resolutions of this meeting and to make all necessary registrations before the corresponding Public Registry of Commerce.